John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

January 18, 2018

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GlobalTech Holdings, Inc. (CIK: 0000943770) Amendment No. 1 to Offering Statement on Form 1-A Filed December 22, 2017 File No. 024-10755

Dear Ms. Jacobs:

On behalf of Globaltech Holdings, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 10, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Offering Statement, a copy of which has been marked with the changes from the original filing of the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Executive Compensation, page 54

1.	Please update your executive compensation disclosures to include the entire fiscal year ended December 31, 2017.

The table given does cover the fiscal year ended 12-31-2017.

Certain Relationships and Related Party Transactions, page 54

2.	We note your response to prior comment 1 regarding the $2,542,500 promissory note issued to your shareholder Robert Thomas III. Your disclosure indicates that the note will be satisfied by Mr. Thomas’ (or his assigns’) ability to sell his GlobalTech shares for amounts above $3.9 million. Please revise to clarify how the sales or Mr. Thomas’ shares of GlobalTech will result in the repayment or extinguishment of your promissory note. We note that neither the acquisition agreement nor the promissory note, filed as Exhibits nor 6.13, respectively, provide any such provisions.

Page Two

The arrangement with Mr. Thomas was recently re-negotiated. The resulting agreement is presented in the Exhibits.

These arrangements are described under “Discontinued Operations – Live Oak Pond Farm” as follows:

Live Oak Pond Farm

The Company issued 20,887,500 shares of common stock to purchase Whispering Pines, Inc., which owned Live Oak Pond Farm, on December 2nd, 2013. On May 1st, 2015, the Company returned Whispering Pines, Inc., with the exclusion of the Live Oak Pond Farm property, to Robert Thomas III, the sole owner of Whispering Pines, Inc. Mr. Robert Thomas placed these 20,887,500 shares in the name of Polyidus OROS, LLC.

The Company agreed that the principals of Whispering Pines, Inc. will manage Live Oak Pond Farm until the 20,887,500 shares of the Company's Common Stock could be sold to pay the Company's outstanding debt on the Live Oak Pond Farm property, totaling $2,895,000 at that time. This arrangement was to be carried forward until such debt can be extinguished and a free and clear title is delivered to the Company. If Polyidus OROS, LLC and its principals elect to retain said stock, the Note shall be deemed to be fully paid and Polyidus ORO and its these principals shall deliver a free and clear title of Live Oak Pond Farm to the Company.

Polyidus OROS conveyed the 20,887,500 shares of GlobalTech Common Stock to a company that contracted to market the stock but did not make any steps to do so. Polyidus OROS., LLC is about to sue this company to recover this stock.

The terms of this sale are subject to a “Life Estate” being granted to Pete Thomas, of Thomasville, Georgia. Said Life Estate gives Mr. Thomas full access to the property, its amenities, benefits and privileges. In addition, a place of abode will be arranged for Mr. Thomas, to be used at his discretion. Mr. Thomas agrees to pay the costs of such improvements to the property.

In January, 2018, Mr. Robert Thomas III, the sole owner of Polyidus ORO, LLC, agreed to convey title to Live Oak Pond Farm to the Company and extinguish the debt on the property owed by the Company in exchange for 2,542,500 shares of the Company's Common Stock with the agreement this stock be qualified as free trading stock in the instant Regulation A offering. See “Distribution – Selling Shareholder.”

This recent transaction is described in a footnote to the financial statements.

Mr. Thomas is now listed as a selling shareholder and the following has been added to the Offering Document:

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Securities by the Company.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Luz

John E. Lux